PATRIOT TRANSPORTATION HOLDING, INC.
                               1801 Art Museum Drive
                            Jacksonville, Florida 32207


                                  February 13, 2008


Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

        Re:	Patriot Transportation Holding, Inc.
                Form 10-K for the Year Ended September 30, 2007
		Filed December 7, 2007
		Filer No. 000-17554

Dear Ms. Erlanger:

        This letter responds to the staff's comment letter dated January 31, 2008 (the "Comment Letter") regarding the above-referenced filing. For your convenience, each of the comments has been duplicated below, followed by our responses.

Form 10-K for the year ended September 30, 2007
-----------------------------------------------

Note 11. Accrued Vacation Liability
-----------------------------------

        1.	We note from the disclosure included in Note 11 that
prior to fiscal 2006 the Company did not accrue for compensation absences as a determination had been made that the accrual was not material to the Company's financial statements. We also note that during the third quarter of fiscal 2006, the Company reevaluated the materiality of the accrual and recorded a liability of $1,055,000 to reflect the Company's obligation for vacation pay. In this regard, please explain in further detail the Company's basis or rationale for its conclusion that the accrual of compensated absences was not material to the Company's financial statements in periods prior to the third quarter of fiscal 2006. As part of your response, please provide us with quantified information regarding the amount of accrual that would have been required for fiscal 2005 and the first two quarters of fiscal 2006. We may have further comment upon receipt of your responses.

Company Response:

       Background Information. In the third quarter of fiscal year 2006 and as part of its efforts to bring the Company in compliance with Section 404 of the Sarbanes-Oxley Act, the Company adopted measures to improve its internal controls for all of its accounting processes

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including those relating to accounting for compensated absences.  Prior to the third quarter of fiscal 2006, vacation records were not maintained for salaried personnel and historical vacation records of hourly personnel were not retained. As a result of its compliance efforts, the Company implemented new processes in the third quarter of fiscal 2006 that allowed management to calculate vacation liability at the end of each fiscal quarter.

        In connection with these processes, the Company determined that its accrued vacation liability at June 30, 2006 was approximately $1,055,000, and the Company recorded this accrued liability in the third quarter of fiscal 2006. Prior to that time, the Company did not accrue for this liability based on management's belief that the accrual was not material.

       Quantitative Analysis of Materiality. Due to the absence of historical records related to compensated absences for salaried personnel and system limitations related to hourly personnel vacation usage, the Company is unable to calculate with precision its vacation liability as of dates prior to the end of the third quarter of fiscal 2006. Accordingly, as part of its materiality analysis, the Company made an estimate of prior periods based upon an assumption that the liability as a percentage of total payroll was a consistent ratio. This estimate ignores such factors as seasonal fluctuations in vacation usage and levels of employee turnover, but the Company believes it is a reasonable method for assessing materiality because in recent years the Company has not had significant changes in the size of its workforce.

        Using this method, the Company estimates that the vacation liability as of the end of fiscal 2005 and for the first three quarters of fiscal 2006 was as follows:


                                 Estimated Total
                 Estimated      Vacation Liability
              Vacation Expense   at End of Period
               for the Period                         Impact on Equity
                                                         Net of Tax

Fiscal 2005 Year  $90,000          $1,012,000  $628,000 (0.58% of total equity)
Q1 2006           $14,000          $1,026,000  $635,000 (0.58% of total equity)
Q2 2006           $14,000          $1,030,000  $642,000 (0.57% of total equity)
Q3 2006           $15,000          $1,055,000  $649,000 (0.56% of total equity)
	Based on these estimates, vacation expenses constituted approximately 0.75% of pretax income for fiscal 2005, 0.46% of pretax income for the first quarter of fiscal 2006, and 0.51% of pretax income for the second quarter of fiscal 2006. In addition, the total vacation liability, net of income taxes, had an impact of less than 1% of total equity at the end of each of these periods. Applying this method, the Company determined that the accrual was not material to prior periods from a quantitative perspective.

	Qualitative Analysis of Materiality. In evaluating the materiality of this error, in addition to the quantitative analysis described above, the Company also considered the following qualitative factors detailed in Section M of Topic 1, Financial Statements, of the Staff Accounting Bulletin Series:

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	1.	The misstatement arises from an estimate with an inherent
degree of imprecision rather than an item capable of precise measurement.

        The Company had not previously monitored vacation liability for salaried personnel because the Company's salaried employees are not entitled to carry over vacation pay from year to year. At June 30, 2006, accrued vacation liability for salaried personnel represented 47% of the Company's total vacation liability. Calculating accrued vacation liability is complicated by the fact that, for most employees, vacation vesting is based upon an anniversary year calculated from their date of hire. There are no reports that would allow precise calculation of vacation accrual in prior years for the hourly personnel. Accordingly, the vacation accrual for prior periods represents an estimate with inherent uncertainty.

	2.	The misstatement does not mask a change in earnings or
other earnings.

        The Company did not accrue for vacation liability during any period prior to the third quarter of fiscal 2006. The accrued liability has increased over time as the Company's total payroll and total revenues have increased. The Company's best estimate is that the accrual would not have had a significant impact on any single prior period. The misstatement did not significantly impact the quarterly trend on earnings in fiscal 2006 versus the prior year.

	3.	The misstatement did not hide a failure to meet analyst's
expectations.

        Management is unaware of any analyst coverage of the Company relating to earnings expectations. In any event, the error resulted in an insignificant overstatement of earnings, generally estimated at less than one percent. The item did not change a loss into income or vice versa. The item resulted in a consistently immaterial understatement of earnings and thus did not affect estimates of operating results or cash flow from operations, if any investors or analysts were in fact, following the company to such a degree.

        4.	The misstatement did not concern a segment or other portion
of the Company's business that has been identified as playing a significant role in the registrant's operations or profitability.

        The misstatement applied to both of the Company's business segments proportionately based on the total payroll of each segment.

	5.	The misstatement did not affect the Company's compliance
with regulatory requirements.

        The Company is not aware of any such requirements that were affected by the misstatement.

	6.	The misstatement did not affect the Company's compliance with loan covenants or other contractual requirements.

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        The Company is not aware of any such requirements that were affected by the misstatement.

	7.	The misstatement did not have material effect on management
compensation.

        The misstatement did not result in material changes to management compensation plans.

	8.	The misstatement did not conceal an unlawful transaction.

        The misstatement did not conceal any unlawful transactions.

        Prior to the third quarter of fiscal 2006 and the subsequent adoption of Staff Accounting Bulletin No. 108, the Company evaluated the differences using the rollover method. The Company considered whether to restate its financial statements for periods prior to June 30, 2006.
After considering the quantitative and qualitative factors described above, the Company determined that restatement would not be necessary as the amount was not material to any prior period results of operations. In addition, the Company determined that it did not have adequate information to determine with precision the liability amount for prior periods necessary to prepare the restatement.

	The Company hereby acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The Company further acknowledges that the Division of Enforcement has access to all information that it provides to the staff of the Division of Corporation Finance in your review of its filings or in response to your comments on its filings.

	Please contact the undersigned if you have any additional comments or questions.


					Very truly yours,

					/s/ Ray M. Van Landingham
					__________________________
					Ray M. Van Landingham



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